Exhibit 11

LUNAR CORPORATION AND SUBSIDIARIES
Computation of Per-Share Earnings


                                June 30, 1997   June 30, 1996   June 30, 1995
                                -------------   -------------   -------------
Net income                      $14,285,825     $9,236,444      $6,701,262

Weighted average
 shares outstanding               8,614,567      8,194,821       7,904,565

Effect of stock
 options calculated
 according to the
 treasury stock method              491,481        713,002         919,700
                                -------------    -------------  -------------
Weighted average
 number of common and
 common equivalent
 shares outstanding               9,106,048      8,907,823       8,824,265
                                =============    =============   =============
Net income per
 common and common-
 equivalent share                  $1.57           $1.04             $0.76
                                   ======          ======            ======